December 16, 2005

Via Facsimile ((412) 355-6501) and U.S. Mail

Ronald D. West, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
535 Smithfield Street
Pittsburgh, PA  15222-2312

	Re:	Arch Coal, Inc.
		Schedule TO-I/A
		Filed December 13, 2005
		File No. 005-51233

Dear Mr. West:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Offering Circular
1. We note your response to our previous comment 5.  Rule 13e-
4(d)(1)
requires the offer document to specify the consideration being offered. As you note, Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) require that an offer be open for ten days following a change in the consideration offered. While we have determined that formula pricing mechanisms in certain circumstances are not inconsistent with these requirements, it does not appear that the pricing mechanism proposed in this offer, which provides for a five day averaging period, is consistent with the standards set forth in our previous guidance.

Selected Consolidated Financial and Operating Data, page 26
2. We note your response to comment 10 and we reissue the comment. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Q&A 7 in Section I.H.7 of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the requested disclosure in the Offering Circular.

Interest of Directors and Officers, page 57
3. We reissue comment 1 with respect to the disclosure in this section.

Closing Comments

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

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Ronald D. West, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
December 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE